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Exhibit Number (a)(10)
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FORM OF E-MAIL TO ELIGIBLE OPTION HOLDERS CONFIRMING RECEIPT OF ELECTION FORM


From:             Susan C. Rowdon
Sent:             (date), (time)
To:               (optionee name)
Subject:          Confirmation of Receipt

This notice is confirmation of receipt of your Election Form accepting The Judge Group, Inc.'s February 7, 2002 offer to exchange eligible outstanding options under the Company's 1996 Stock Option Plan.

The new options, which will be granted on the date of the first meeting of the Stock Option Committee of our Board of Directors held more than six months and one day after the date we cancel the options accepted for exchange, will vest over four years. The exercise price of the new options will be the last reported trading price of Judge common stock on their grant date.















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